TERRA NOVA GOLD CORP.


                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                                    MAY 12, 2003

NEWS  RELEASE

Mr. David Patterson, Director of Terra Nova Gold Corp. (the "Company") is pleased to announce that it has entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater") whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company's interest in and to 36 mineral claims comprising the South Quinn Lake Property situated in the Province of Newfoundland (the "Property"). Pursuant to an option agreement dated May 24, 2002, entered into between the Company and South Coast Ventures Inc. ("South Coast") (the "Underlying Option Agreement"), the Company has the exclusive right to earn and acquire 100% interest in the Property from South Coast, subject to a 2.5% net smelter return royalty. Bayswater will earn its interest in the Property in consideration and through direct or indirect assumption of all of the Company's remaining obligations to South Coast pursuant to the Underlying Option Agreement, as follows:

1. Bayswater must pay to South Coast the following amounts which remain payable:

     i.     $15,000  on  or  before  May  23,  2003;
     ii.     an  additional  $20,000  on  or  before  May  23,  2004;  and
     iii.     an  additional  $30,000  on  or  before  May  23,  2005;

2. Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Property under the Underlying Option Agreement) on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before December 31, 2003; and

3. The Company will remain responsible for the delivery of the Company shares to South Coast pursuant to the Underlying Option Agreement, and in lieu thereof Bayswater will pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:

i.     75,000  shares  on  or  before  May  23,  2003;
ii.     75,000  shares  on  or  before  May  23,  2004;  and
iii.     100,000  shares  on  or  before  May  23  ,2005.

4. At any time during the 12 months following Bayswater's exercise of the Option, the Company shall have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures toward exploration and development of the Property, to the date of the notice. Upon the Company exercising its claw-back right as referred to herein, the Company and Bayswater shall enter into a joint venture agreement concerning the Property.

THE  PROPERTY

The South Quinn Lake property covers an area of 900 hectares located in central Newfoundland, about 55 km south of Buchans and about 75 km by road southeast of Millertown. The Property is accessible by several logging roads which pass nearby.

The area was first explored in the late 1960's when Asarco flew an AEM survey; this was followed up in the 1970's with reconnaissance soil and ground geophysical surveys over obvious AEM targets. In 1983 Noranda flew another AEM survey but did not carry out a ground follow up program until 1988 during which a number of geochemical anomalies were defined in the general area. Prospecting along the South Quinn Lake logging road located a number of quartz boulders with Au values ranging between 9.4 and 30.8 g Au/t along a strike length of over 1,700 m. Gridding, geophysics and soil geochemical surveys were conducted in 1990; Noranda immediately followed up positive results with an IP survey and five backhoe-dug trenches. The best trench channel sample assayed 11.7 g Au/t over 0.6 m. In 1991 one short hole was drilled under this trench and cut a 5.2 m wide well-mineralized breccia zone with an assay of 0.5 g Au/t over 1 m. Despite these good Au values, the existence of many coincident IP, soil anomalies and local mineralized quartz boulders, no further work was carried out up to 1999 when the Noranda claims expired. The Property was staked by South Coast Ventures in August 1999 and optioned to the Company in May of 2002.

The Property lies within the Tally Pond volcanic belt which is host to a number of significant VMS deposits and gold deposits or zones. The claims are underlain by an E-W striking, major shear/fault zone. Siliceous and Fe-carbonate fluids passing through the shear conduit strongly altered adjacent siltstones and tuffaceous rocks and deposited Au-As rich sulfide quartz veins in the more ductile carbonatized rocks.

In the summer 2002, the Company carried out a Phase I exploration program consisting of approximately 37 km of gridding, 722 B-horizon soil samples and a magnetics and VLF-EM geophysical survey over the entire grid. The Noranda IP survey showed several prominent and coincident chargeability and resistivity anomalies that remain untested. A detailed review of the Noranda trenching indicates that three of the five 1990 trenches very likely were dug significantly short of the mineralized quartz vein.

A review of exploration results to date indicate that the Property contains a good potential for hosting structurally controlled, mesothermal, lode style, gold-rich quartz veins. An initial 3-4 hole diamond drill program is proposed to follow up the recently completed Phase I program and to test the 1.5 km long coincident strong chargeability IP, soil, magnetic anomaly. This IP anomaly has several zones of high resistivity (Fe-carbonate and/or silica alteration) associated with it on the west and east ends; these zones contain the gold mineralized quartz boulders and form prominent exploration targets.

It  is  estimated  that  the  program  will  cost  approximately  $80,000.

The transactions referred to in this News Release are subject to their acceptance for filing by the TSX Venture Exchange.

            On behalf of the Board of Directors,TERRA NOVA GOLD CORP.
                                "David Patterson"
                                    Chairman